________________________________________________________________

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

________________________________________________________________

________________________________________________________________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-13270, 333-11220, 333-1946, 333-10794 and 333-113552.

1347832.7

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1.

Magic Software Enterprises Ltd. Form of Proxy Statement for Annual General Meeting to be held December 29, 2005.

2.

Magic Software Enterprises Ltd. Form of Proxy Card.

1347832.7

Item 1

1347832.7

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

December 7, 2005

_________________________

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 29, 2005

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 9:00 a.m. (Israel time) on Thursday, December 29, 2005 at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.

To elect five directors for terms expiring at our 2006 Annual General Meeting of Shareholders;

2.

To elect one outside director for a term expiring at our 2008 Annual General Meeting of Shareholders;

3.

To approve the adoption of an amendment to our articles of association with respect to provisions relating to exculpation, indemnification and insurance of our directors and officers;

4.

To approve the procurement of a directors and officers' liability insurance policy;

5.

To approve our entering into a revised indemnification agreement with each of our directors;

6.

To adopt an amendment to our 2000 Employee Stock Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares;

7.

To approve the grant of a bonus to Mr. David Assia, the Chairman of our Board of Directors;

8.

Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005; and

9.

To review and discuss our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2004.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

David Assia

Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS

Amit Birk, Corporate Secretary

1347832.7

MAGIC SOFTWARE ENTERPRISES LTD.

__________________________

PROXY STATEMENT

__________________________

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2005 Annual General Meeting of Shareholders, or the Meeting, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, December 29, 2005 at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement and attached Notice of Annual Meeting and proxy card are being mailed to shareholders on or about December 7, 2005.

Purpose of the Annual General Meeting

At the meeting, shareholders will be asked to vote upon the: (i) election of five directors for terms expiring at our 2006 Annual General Meeting of Shareholders; (ii) election of one outside director for a term expiring at our 2008 Annual General Meeting of Shareholders; (iii) adoption of an amendment to our articles of association with respect to provisions relating to exculpation, indemnification and insurance of directors and officers; (iv) approval of the procurement of directors’ and officers’ liability insurance policy; (v) approval of our entering into a revised indemnification agreement with each of our directors;  (vi) amendment of our 2000 Employee Stock Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares; (vii) approval of the grant of a bonus to Mr. David Assia, the Chairman of our Board of Directors; and (viii) ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005.  In addition, our Auditor’s Report and Consolidated Financial Statements for the year ended December 31, 2004 will be reviewed and discussed at the Meeting.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on December 1, 2005, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Abstentions and broker “non-votes” are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting.  A broker “non-vote” occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.  You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of December 1, 2005, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 30,988,227 ordinary shares.  Each ordinary share entitles the holder to one vote.

The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals to be presented at the Meeting, except for Proposals 2, 4 and 5.  The approval of Proposal 2 with respect to the election of Mr. Elan Penn as an outside director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that either (i) the shares voting in favor of such proposal include at least one third of the shares of the non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.  The approval of Proposals 4 and 5 with respect to a director who is deemed a controlling shareholder requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

Under the Israeli Companies Law, Proposals 4 and 5  require that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal.  The term “personal interest” is defined as “a person’s personal interest in an act or transaction of the company, including the personal interest of his relatives (or spouse thereof) and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company.”  There will be a specific place on the proxy card to indicate if you have a personal interest in Proposals 4 and 5.  Shareholders are asked to indicate “yes” or “no.”  If a shareholder fails to notify us as to whether or not he or she has a personal interest in Proposals 4 and 5, the shareholder may not vote and his or her vote will not be counted with respect to Proposals 4 and 5.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., which holds approximately 50.40% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our directors, other than the outside directors (see in Item 2 below for further details), are elected at each annual meeting of shareholders.  We are presenting five nominees for the election as directors at meeting: Dan Goldstein, David Assia, Gad Goldstein, Naamit Salomon and Yehezkel Zeira as directors, to hold office for one year until the 2006 Annual General Meeting and until their successors are elected and qualified.  Each nominee is currently serving as a member of our Board of Directors, except for Yehezkel Zeira.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event that any of such nominees would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be designated by the Board of Directors.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

In general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of the board of directors of a NASDAQ-listed company must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission, or the SEC.  However, a controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is exempt from the NASDAQ requirement that a majority of the company’s board of directors qualify as independent directors, as defined under the NASDAQ Marketplace Rules.  We rely on the foregoing exemption and instead, follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

A controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is also exempt from the NASDAQ requirement regarding the process for the nomination of directors.  We rely on the foregoing exemption and instead, follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association.  Our articles of association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Set forth below is information about each nominee, including age, position(s) held with our company, their present principal occupation or employment, business history and other directorships held.  For details about beneficial ownership of our shares held by any of these nominees, see below under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Name	Age	Position
David Assia	54	Chairman of the Board of Directors
Dan Goldstein	50	Director
Gad Goldstein	45	Director
Naamit Salomon	40	Director
Yehezkel Zeira	61	Director

Nominees For Election As Director For Terms Expiring In 2006

David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of Chairman of our Board of Directors in January 2002, and has served as our company’s acting chief executive officer since August 2005.  Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and served as vice chairman of our Board of Directors from October 2000 until reassuming the position of chairman of our Board of Directors in January 2002.   From 1986 until September 1997, he served as our chief executive officer.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989.  Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Software Houses.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Dan Goldstein has served as a director of our company since April 1998 and served as chairman of our Board of Directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix IT Ltd., Formula Vision Technologies Ltd. and a director of other companies in the Formula Systems group, including BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems since 1995.  Prior thereto and since 1985, Mr. Goldstein was vice president-finance and a director of Formula Systems. Mr. Goldstein is chairman of the board of directors of BluePhoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

Naamit Salomon has served as a director of our company since March 2003.  Ms. Salomon has served as a vice president finance of Formula Systems (1985) Ltd since August 1997.  Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V.  From 1990 through August 1997, Ms. Salomon was a controller of two large privately held companies in the Formula Group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and a L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira has been an independent information technologies consultant since 2001.  From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc. and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., or ATL, and in 1982 he assumed the position of chief executive officer of ATL.  Mr. Zeira also serves as a director of Tim Computers and Systems Ltd., Kalanit Carmon Software Services Ltd. and Dafron Ltd.  Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering.  Mr. Zeira holds a B. SC. degree in industrial engineering and an M. SC. degree in operations research, both from the Technion in Israel and has participated in the Harvard Business School program for management development.

Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. Under the Israeli Companies Law, the affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Audit Committee

Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our Audit Committee consists of three board members who satisfy the respective “independence” requirements of the Securities Exchange Commission, NASDAQ and Israeli Law for audit committee members.  Our Audit Committee is currently composed of Messrs. Yigal Bar-Yossef and Jacob Tenenboem and Ms. Shlomit Golan.  Mr. Jacob Tenenboem, an independent director, will cease to serve as a director of our company and a member of our Audit Committee as of the Meeting.  Subject to the election by the shareholders at the Meeting of Yehezkel Zeira as a director (see Proposal 1), he will serve as a member of our Audit Committee.  Mr. Zeira satisfies the respective “independence” requirements of the Securities Exchange Commission and NASDAQ.  Ms. Shlomit Golan, an outside director, will cease to serve as a director of our company and a member of our Audit Committee as of the Meeting.  Subject to the election by the shareholders at the Meeting of Mr. Elan Penn as an outside director (see Proposal 2), he will serve as a member of our Audit Committee.  Mr. Elan Penn satisfies the respective “independence” requirements of the Securities Exchange Commission, NASDAQ and Israeli Law.  Mr. Penn will also serve as our Audit Committee’s financial expert.  Our Audit Committee meets at least once each quarter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 4, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (1)(2)
Formula Systems (1985) Ltd.	15,620,348 (3)(4)	50.40%
David Assia	1,361,574 (5)	4.39%
Dan Goldstein	--	--
Gad Goldstein	--	--
Naamit Salomon	--	--
Jacob Tenenboem	40,000	(*)
Shlomit Golan	18,000	(*)
Yigal Bar-Yossef	18,000	(*)
All directors and executive officers as a group (8 persons)	1,477,574 (6)	4.76%

(*) Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person or group holding such securities but are not deemed outstanding for computing the percentage of any other person or group.

(2)

Based on 30,988,227 ordinary shares outstanding as of December 4, 2005.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

(4)

Each of Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd., or Formula, and a director of our company, Gad Goldstein, a director of Formula and a director of our company, and Naamit Salomon, an officer of Formula and a director of our company, disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula.

(5)

Includes 57,155 ordinary shares subject to currently exercisable options and 107,155 ordinary shares subject to options exercisable within 60 days of the date of this table granted under our stock option plans, at an exercise price of $2.40 per share.  Such options expire in March 2011.

(6)

Includes  280,310 ordinary shares issuable upon the exercise of currently exercisable options or which will first become exercisable within 60 days of the date of this table.

Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, then consisting of nine persons	$982,225	$57,493

During the fiscal year ended December 31, 2004, we paid to each of our outside and independent directors an annual fee of approximately $8,045 and a per meeting attendance fee of approximately $310.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2004, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate of 503,416 ordinary shares, at exercise prices ranging from $0.8014 to $4.02 per share (after a dividend adjustment).  These options vest over a three-year period.  Of such options, options to purchase 25,300 ordinary shares expire in 2011, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 415,337 ordinary shares expire in 2013 and options to purchase 60,000 ordinary shares expire in 2014.  All of such options were granted under our 2000 Employee Stock Option Plan.

Stock Option Plans

1991 Stock Option Plan

In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan.  The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  The 1991 Plan had a 10-year term which ended on July 31, 2001.  As of December 4, 2005, options to purchase 338,626 ordinary shares were outstanding under the 1991 Plan at an average exercise price of $3.20131 per share.  As of December 4, 2005, our executive officers and directors as a group, consisting of eight persons, did not hold any options to purchase ordinary shares under the 1991 Plan.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  In January 2004, our shareholders approved an amendment to our 2000 Plan to provide for the issuance thereunder of an additional 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan.  Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

As of As of December 4, 2005, options to purchase 3,544,381 ordinary shares had been granted under the 2000 Plan, having an average exercise price of $3.15 per share.  Of such options, options to purchase 1,220,253 ordinary shares are currently exercisable.  Options to purchase 455,619 ordinary shares are available for future grant under the 2000 Plan.  Of the outstanding options, options to purchase 968,116 ordinary shares were granted to our executive officers and directors under the 2000 Plan at an average exercise price of $2 per share and options to purchase 300,000 ordinary shares were exercised into ordinary shares by such persons.

Related Party Transactions

Loan Agreement

In October 2002, we entered into a loan agreement with Enformia Ltd., or Enformia, pursuant to which we agreed to invest up to $1.5 million in the continued development of the Enformia intellectual property.  We were given an option to acquire up to a 51% interest in Enformia.  As of December 2002, we invested $750,000.  In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property.  According to the agreement, we will pay royalty fees for a period of four years for any sale attributed to the Enformia intellectual property that we purchased, and we also undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia.  Through December 31, 2004, we paid or accrued royalties of $164,000 to Enformia.

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enformia are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.  The Chairman of our Board of Directors holds a share interest of more than 5% in Enformia.  Because of our Chairman's personal interest in Enformia, any future transactions and arrangements with Enformia require the approval of our Audit Committee and Board of Directors.

ELECTION OF AN OUTSIDE DIRECTOR

(Item 2 on the Proxy Card)

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. The Israeli Companies Law defines the term “office holder” of a company to include any person who, either formally or in substance, serves as a director, the chief executive officer, the chief business manager, a vice president and any executive officer who reports directly to the general manager or chief executive officer of a company.  In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time an outside director is to be appointed, all current members of a company's board of directors are of the same gender, then the outside director must be of the other gender.

Outside directors are generally elected by the shareholders. Outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Mr. Yigal Bar-Yossef was elected as an outside director of our company at our 2003 annual general meeting of shareholders for an initial three-year term until our 2006 annual general meeting of shareholders and until his successor is elected and qualified, and thereafter his office as an outside director may be renewed for only one additional three-year term.

Ms. Shlomit Golan was elected as an outside director of our company at our 2002 annual general meeting of shareholders for an initial three-year term until our 2005 annual general meeting of shareholders and until her successor is elected and qualified, and she will not be standing for election as an outside director for an additional three-year term.

Accordingly, at the Meeting, shareholders will be asked to elect Mr. Elan Penn as an outside director of our company for an initial term of three years.  Our Board of Directors has determined that Mr. Elan Penn qualifies as an outside director under the Israeli Companies Law.

A brief biography of the nominee is set forth below:

Elan Penn (age 54) has served as chief executive officer and Chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From 2000 to 2001, Mr. Penn served as vice president of finance & administration of A.I. Research & Development Ltd.  Mr. Penn was chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 and 2000.  From 1992 to 2000, Mr. Penn served as vice president of finance & administration of Mashov Computers Ltd. and from 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration.  Mr. Penn also serves as a director of Healthcare Technologies Ltd.  Mr. Penn holds a Ph.D. in management science from the University of London and a B.A. degree in economics from the Hebrew University of Jerusalem.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Elan Penn be, and hereby is elected, as an outside director of Magic Software Enterprises Ltd. for an initial term of three years, unless his office is earlier vacated in accordance with applicable law.”

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Israeli Companies Law, in the event that Mr. Elan Penn would be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Director Continuing in Office

Mr. Yigal Bar-Yossef, who was elected as an outside director of our company at our 2003 annual general meeting of shareholders for an initial three-year term, continues to serve our company as an outside director. A brief biography of Mr. Bar-Yossef follows.

Yigal Bar-Yossef (age 59) has been self-employed since September 2002.   From September 2001 to September 2002, Mr. Bar-Yossef  served as senior vice president of sales and marketing of Amdocs Ltd.   From January 1998 to July 2001, Mr. Bar-Yossef served as chief executive officer and president of Pelephone Communications Ltd.  From 1992 to 1997, Mr. Bar-Yossef served as chief executive officer and president of Digital Equipment Corporation Ltd.  Mr. Bar-Yossef served as a director of Hirshzon Barak Ltd. and Aladdin Knowledge Systems Ltd. until 2003.  Mr. Bar-Yossef holds a B.A. degree in service management and an MBA degree from The Hebrew University, Jerusalem.

ADOPTION OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION

(Item 3 on the Proxy Card)

In March 2005, the Israeli Companies Law was amended with respect to, among other things, provisions relating to exculpation, indemnification and insurance of office holders.  The term “office holder” of a company is defined under the Israeli Companies Law to include any person who, either formally or in substance, serves as a director, the chief executive officer, the chief business manager, a vice president and or other executive officer who reports directly to the general manager or chief executive officer of a company.

Articles 54 through 57 to our current Articles of Association substantially incorporate the provisions of the Israeli Companies Law prior to the March 2005 amendment relating to exculpation, indemnification and insurance of office holders.  In order for our company to indemnify an office holder to the full extent permitted by the Israeli Companies Law following the March 2005 amendment, Article 54 of our articles of association must be amended and replaced to incorporate the respective March 2005 amendment.  In addition, we propose to amend Articles 55 and 57 to our articles of association to fully reflect and incorporate the Israeli Companies Law's provisions following the March 2005 amendment with respect to exculpation and insurance of our office holders.

Subject to the adoption of this proposed amendment to our Articles of Association at the Meeting, we intend to enter into a revised indemnification agreement with each of our current and future directors and officers (see Item 5 below).

Under the Israeli Companies Law, an amendment to a company's articles of association must be approved by the shareholders.

Accordingly, at the Meeting shareholders will be asked to amend and replace Articles 54, 55 and 57 to our Articles of Association so that they incorporate the corresponding provisions under the Israeli Companies Law following the March 2005 amendment.  The proposed new Articles 54, 55 and 57 to our Articles of Association are set forth on Annex A hereto.  Set forth below is a brief description of the provisions under the Israeli Companies Law relating to exculpation, indemnification and insurance of office holders which we propose be incorporated into our Articles of Association.

Exculpation of Office Holders.

Under the Israeli Companies Law prior to the March 2005 amendment, an Israeli company may not exculpate an office holder from liability with respect to a breach of his or her duty of loyalty to the company, but may, if permitted by its articles of association, exculpate in advance an office holder from his or her liability, in whole or in part, for a breach of his or her duty of care to the company.   Our current Articles of Association (Articles 54 thereto) allow us to exculpate our office holders to the fullest extent provided by the Israeli Companies Law prior to the March 2005 amendment.

We propose to amend Article 54 to our Articles of Association to reflect the March 2005 amendment, which provides that an Israeli company may not exempt in advance a director from his or her liability to the company with respect to a breach of his or her duty of care in the event of a distribution.

Indemnification of Office Holders.

Our current Articles of Association (Article 55 thereto) allow us to indemnify our office holders to the fullest extent provided by the Israeli Companies Law prior to the March 2005 amendment, which provides that, an Israeli company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in his or her capacity as an office holder of the company for:

•

a financial obligation imposed upon the office holder by a judgment, including a settlement or an arbitrator’s award approved by a court; and

•

reasonable litigation expenses, including attorney’s fees, incurred by the office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in a criminal proceeding in which he or she was convicted of a crime which does not require proof of criminal intent.

The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and concluded either (a) without the imposition of any financial liability in lieu of criminal proceedings, or (b)  with the imposition of a financial in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent.  We propose to amend Article 55 to our Articles of Association to include this additional category.

Under the Israeli Companies Law prior to and following the March 2005 amendment, a company’s articles of association may permit the company to indemnify an office holder retroactively, to the extent it has been approved by the audit committee, board of directors and, if the office holder is a director, the shareholders.

With respect to indemnification of an office holder in advance, the Israeli Companies Law prior to the March 2005 amendment provided that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company’s board of directors, are, at the time of giving the undertaking, foreseeable and to an amount that the board of directors has determined is reasonable under the circumstances.

The March 2005 amendment modifies the foregoing requirement and provides that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to financial obligations imposed by a court judgment, settlement or court-approved arbitration award, indemnification of an office holder in advance must be limited to types of events, which, in the opinion of the company’s board of directors, are foreseeable due to the company's activities at the time the undertaking to indemnify is entered into, and in lieu of limiting the indemnification to a maximum amount, the limitation may be based on a standard that the board of directors has determined is reasonable under the circumstances.  In such event, the undertaking must set forth such events deemed foreseeable by the board of directors and such maximum amount or standard that the board of directors has determined is reasonable under the circumstances.  We propose to amend Article 55 to our Articles of Association to reflect the foregoing amendment.

Office Holders’ Insurance.

The March 2005 amendment did not change the provisions of the Israeli Companies Law with respect to insurance of office holders, which provide that an Israeli company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, for: a breach of his or her duty of care to the company or to another person; a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or a financial liability imposed upon him or her in favor of another person.

Our current Articles of Association (Article 56 thereto) allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law prior to and following the March 2005 amendment, and we are therefore not required to amend our Articles of Association with respect to this provision.

Limitations on Exculpation, Indemnification and Insurance.

Except as identified below, the Israeli Companies Law following the March 2005 amendment with respect to limitations on exculpation, indemnification and insurance remains substantially the same as prior to the March 2005 amendment.  We propose to amend Article 57 to our Articles of Association to incorporate the changes made to the corresponding provisions under the March 2005 amendment, as identified below.

Under the Israeli Companies Law following the March 2005 amendment, a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the events described below.

•

a breach by the office holder of his or her duty of loyalty, unless with respect to insurance and, as amended by the March 2005 amendment, indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless, as amended by the March 2005 amendment, such breach of duty of care is solely due to negligence;

•

any act or omission committed with the intent to unlawfully realizing personal gain; or

•

any fine imposed upon the office holder.

Under the Israeli Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, office holders must be approved by the audit committee and board of directors and, if the office holder is a director, by the shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Articles 54, 55 and 57 to the Articles of Association of Magic Software Enterprises Ltd. relating to exculpation, indemnification and insurance of office holders be amended and replaced in their entirety to incorporate the corresponding provisions under the Israeli Companies Law following the March 2005 amendment; and further resolved that the proposed amended Articles 54, 55 and 57 set forth on Annex A to the Proxy Statement for the 2005 Annual General Meeting of Shareholders be, and hereby are, approved and adopted."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF THE PROCUREMENT OF A DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY

(Item 4 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, for certain liabilities (see Item 3).  Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law.

We currently maintain directors’ and officers’ liability insurance with a per claim and aggregate coverage limit of $15,000,000 and a total annual premium of approximately $68,000.  Such policy commenced on December 15, 2004 and is due to expire on December 15, 2005.   Subject to the ratification and approval by the shareholders at the Meeting, our Audit Committee and Board of Directors have approved the purchase of our current directors’ and officers’ liability insurance policy as well as an extension of such policy pending the finalization of the terms of a new policy and until a new policy is in effect.  Such extension will not otherwise affect the terms of the current policy.  In addition, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the purchase of a new directors’ and officers’ insurance policy, or the New Policy, for all directors and officers of our company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), as well as the renewal, extension and/or replacement thereof, for a total policy period of up to two years; provided that the purchase of the New Policy and such renewal, extension and/or replacement thereof is conditioned upon (i)  the terms thereof shall be substantially similar to or better than those of the then effective directors’ and officers’ insurance liability policy; (ii) the coverage will not exceed $20,000,000 per claim and in aggregate; and (iii) the annual premium will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $125,000.

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.

It is therefore proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that the procurement of a directors’ and officers’ liability insurance policy by Magic Software Enterprises Ltd., in respect of all directors of the company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), with a per claim and aggregate coverage limit of $15,000,000 and a total annual premium of approximately $68,000, for a period commencing on December 15, 2004 and ending on December 15, 2005, be and hereby is ratified and approved; and

RESOLVED FURTHER, that the extension by Magic Software Enterprises Ltd. of its current directors' and officers’ liability insurance policy, from December 15, 2005 (the expiration date of the current policy) and until a new policy has been procured and is in effect, in respect of all directors of the company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), be and hereby is ratified and approved, provided that such extension shall not affect the terms of the current policy; and

"RESOLVED FURTHER, any procurement of a new insurance policy and renewal, extension and/or replacement thereof for all directors and officers of Magic Software Enterprises Ltd., who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), for a total policy period of up to two years, be and hereby is approved; and that the management of the company be, and it hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for the procurement of such new policy and the renewal, extension and/or replacement thereof, for a total policy period of up to two years, upon the terms and conditions so negotiated; provided that any such procurement of a new policy and renewal, extension or replacement thereof is conditioned upon (i) the terms thereof shall be substantially similar to or better than those of the then effective directors’ and officers’ insurance liability policy; (ii) the coverage will not exceed $20,000,000 per claim and in aggregate; and (iii) the annual premium will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $125,000; it being hereby clarified that no further approval of the shareholders of the company will be required in connection with the purchase of any such insurance policy and any renewal and/or extension and/or replacement thereof in accordance with these resolutions for a period of two years.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.  In order for such resolutions to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the foregoing resolutions.

APPROVAL OF THE EXECUTION OF A REVISED INDEMNIFICATION

AGREEMENT WITH OUR DIRECTORS

(Item 5 on the Proxy Card)

Subject to the adoption of the proposed amendment to our articles of association to correspond with the March 2005 amendment to the Israeli Companies Law with respect to provisions relating to, among other things, the indemnification of office holders (see Item 3), our Audit Committee and Board of Directors have approved a new form of indemnification agreement in the form attached hereto as Annex B, which corresponds with the Israeli Companies Law following the March 2005 amendment.  The new form of  indemnifications will be entered into with each of our company's current and future office holders, who may serve from time to time.  With respect to office holders who are directors, the new form of indemnification agreement requires shareholder approval at the Meeting, due to the requirements of the Israeli Companies Law, under which an undertaking in advance to indemnify office holders must be approved by our Audit Committee and Board of Directors and, if the office holder is a director, also by the shareholders, in that order.

 Under the new form of indemnification agreement, the liability of our company will not exceed an amount equal to 25% of our shareholders’ equity in any one case and in the aggregate for all persons, and will be limited to events covered by our company's directors' and officers’ liability insurance policy and to amounts exceeding the amounts covered by such insurance policy.

Accordingly, our Audit Committee and Board Of Directors have approved the following resolution, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Magic Software Enterprises Ltd. is authorized to enter into an indemnification agreement in the form attached as Annex B to the Proxy Statement for the 2005 Annual General Meeting of Shareholders with each of its current and future directors, as may serve from time to time, and any amendments and supplements thereto that do not materially increase the obligations of the company and that are approved by the Audit Committee and Board of Directors; provided that the total amount of indemnification that the company undertakes towards all persons whom it has resolved to indemnify for the matters set forth in the indemnification agreement, jointly and in the aggregate, shall not exceed an amount equal to 25% of the company’s shareholders’ equity.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.  In order for this resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF AN AMENDMENT TO OUR

2000 EMPLOYEE STOCK OPTION PLAN TO PROVIDE FOR THE ISSUANCE THEREUNDER OF 600,000 SHARES

(Item 6 on the Proxy Card)

Our 2000 Employee Stock Option Plan, or the 2000 Plan, which we adopted in 2000, authorized the grant of options to purchase up to 3,000,000 of our ordinary shares (subject to certain adjustments).  At our 2003 annual general meeting, the 2000 Plan was amended, such that the number of ordinary shares reserved for issuance under the 2000 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 4,000,000 ordinary shares are issuable under the 2000 Plan.

As of the date of this Proxy Statement, approximately 455,619 ordinary shares are available for future option grants under the 2000 Plan.

The 2000 Plan is intended to afford a proprietary interest in our company to certain of our officers, directors and key employees.  Our Board of Directors has found that the grant of options under the 2000 Plan has proven to be a valuable tool in attracting and retaining key employees.

In view of the continued need to attract new executives and key employees, our Board of Directors believes it is in the best interest of our company to increase the number of ordinary shares available for issuance under options granted under the 2000 Plan by an additional 600,000 ordinary shares.  Our Board of Directors believes that such increase is necessary because it will (i) continue to provide us with the necessary means to grant options under the 2000 Plan in order to attract and retain talented personnel, (ii) result in saving cash, which would otherwise be required to maintain the current key employees and attract and adequately reward additional key personnel, and (iii) consequently prove beneficial to our ability to remain competitive within our industry.

The 2000 Plan will terminate in 2010 and is administered by our Board of Directors, which has the authority to determine the persons to whom options shall be granted, the number of shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options.

NASDAQ Stock Market rules require that a NASDAQ-listed company obtain shareholder approval for the adoption of, and material amendments to, most stock option plans.

Accordingly, at the Meeting, shareholders will be asked to amend the 2000 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Magic Software Enterprises Ltd. 2000 Employee Stock Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF THE GRANT OF BONUS TO THE CHAIRMAN OF OUR BOARD OF DIRECTORS

(Item 7 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation for directors of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

Mr. David Assia, the Chairman of our Board of Directors, served as Chairman of our Board of Directors from 1986 until October 2000, as vice chairman of our Board of Directors from October 2000 until January 2002, when he reassumed the position of Chairman of our Board of Directors.

Subject to shareholder approval, our Audit Committee and Board of Directors have approved the payment of a bonus in the amount of $63,727 to Mr. Assia, who has served as a member of our Board of Directors since our inception in 1983.  Our Audit Committee and Board of Directors believe that it is necessary to grant the foregoing bonus to Mr. Assia, so that he will be duly compensated for his time and contribution to our company.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the grant of a bonus of $63,727 to Mr. David Assia, the Chairman of the Board of Directors of Magic Software Enterprises Ltd., be, and hereby is, approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPOINTMENT OF INDEPENDENT AUDITORS

(Item 8 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global, as our independent auditors in 1983.  They served as our auditors until 1999 and were re-engaged by us for the years ended December 31, 2001, 2002, 2003 and 2004.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors for the fiscal year ending December 31, 2005, pursuant to the recommendation of our Audit Committee and Board of Directors.  In accordance with applicable law, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.  With respect to fiscal year 2004, we paid Kost Forer Gabbay & Kasierer approximately $92,000 for audit services, approximately $20,000 for tax-related services and approximately $10,000 for other services mainly related to strategic consulting.

The following resolution will be offered by the Board of Directors at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby is, appointed as  the independent auditors of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2005."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

In the event this resolution does not receive the necessary votes for adoption, or if for any reason Kost Forer Gabbay & Kasierer will cease to act as our auditors, the Audit Committee will appoint other independent public accountants as our auditors.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF OUR AUDITOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2004 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.

The foregoing Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2004 (filed with the SEC on March 30, 2005), may be viewed on our website (www.magicsoftware.com) or via the SEC website at www.sec.gov.   None of the Auditors’ Report, the Consolidated Financial Statements, the annual report on Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Amit Birk, Secretary

Dated: December 7, 2005

Annex A

Proposed Amendment to Articles of Association

(See Item 3)

EXEMPTION, INDEMNIFICATION AND INSURANCE OF OFFICE HOLDERS

“54.

Exemption of Office Holders

Subject to the provisions of the Companies Law, including the receipt of all approvals as required thereby or under any other applicable law, the Company may resolve in advance to exempt an Office Holder from all or part of the Officer Holder's responsibility or liability for damages caused to the Company due to a breach of such Office Holder's duty of care towards the Company.

Notwithstanding the foregoing, the Company may not resolve in advance to exempt a Director from his or her liability to the Company with respect to a breach of his or her duty of care towards the Company due to a breach of such duty of care in a distriubution.

55.

Indemnification of Office Holders

(a)

Subject to the provisions of the Companies Law, including the receipt of all approvals as required thereby or under any other applicable law, the Company may indemnify any Office Holder to the maximum extent permitted by applicable law, in respect of any act or omission performed by the Office Holder in his or her capacity as an Office Holder, for any of the following :

1.

any financial obligation imposed upon the Office Holder by a court judgment, including a settlement or an arbitrator's award approved by court;

2.

all reasonable litigation expenses, including lawyer’s fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against such Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) without the imposition of any financial liability in lieu of criminal proceedings or (B) with the imposition of a financial liability in lieu of criminal proceeding with respect to a criminal offense that does not require proof of mens rea (criminal intent); and

3.

all reasonable litigation expenses, including lawyer's fees, incurred by the Office Holder or imposed on the Office Holder by a court: (A) in a proceeding instituted against such Office Holder by the Company or in its name or by any other person, (B) in any criminal charge in which the Office Holder is acquitted, or (C) in any criminal proceeding in which such Office Holder was convicted  of a crime which does not require proof of mens rea (criminal intent).

(a)

The Company may, from time to time and subject to any provision of any applicable law:

(i)

Undertake in advance to indemnify an Office Holder for any of the following:

1.

Any liability as set forth in Article 55(a)(i) above, provided that the undertaking to indemnify is limited to the types of events which in the opinion of the Board of Directors are foreseeable due the Company’s activities at the time the undertaking to indemnify is provided and to an amount or standard which the Board of Directors has determined is reasonable in the circumstances; and, provided further, that such events that the Board of Directors deems foreseeable and amount or standard that the Board of Directors has determined is reasonable under the circumstances are stated in the undertaking; or

2.

Any liability as set forth in Article 55(a)(ii) or 55(a)(iii) above.

(ii)

Indemnify an Office Holder after the occurrence of the event which is the subject of the indemnity.

57.

Inapplicability of Articles 54, 55, and 56(a)

(a)

Articles 54, 55 and 56(a) shall not apply under any of the following circumstances:

(i)

a breach of an Office Holder’s duty of loyalty, except, in relation to Articles 55 and 56(a), to the extent permitted by law, the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company;

(ii)

a willful breach of an Office Holder’s duty of care or reckless disregard for the circumstances or to the consequences of a breach of such Office Holder’s duty of care, except if such breach of duty of care is solely due to negligence;

(iii)

an action or omission committed with the intent of unlawfully realizing personal gain; and

(iv)

a fine or penalty imposed upon an Office Holder. "

Annex B

Form of Indemnification Agreement

(See Item 5)

__________, 2005

Dear _____________ [director or officer]

This Letter of Indemnification (this “Letter”) is written to you in recognition that it is in the best interest of Magic Software Enterprises Ltd. (the “Company”) to retain and attract as directors and/or officers the most capable persons available.

You are or have been appointed a director or officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.

The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following in respect of any act or omission (“action”) taken or made by you in your capacity as a director or officer of the Company:

1.1.

any financial obligation imposed on, or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court,

1.2.

all reasonable litigation expenses, including lawyer’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) without the imposition of any financial liability in lieu of criminal proceedings or (B) with the imposition of a  financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and

1.3.

all reasonable litigation expenses, including lawyer's fees, expended by you or imposed on you by a court in a proceeding instituted against you by the Company or in its name or by any other person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”), or in your capacity as a director, or officer of a company not controlled by the Company but where your appointment as a director or officer results from the Company’s holdings in such company (“Affiliate”).

2.

The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.

a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company,  Subsidiary or Affiliate, as applicable;

2.2.

a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care, except if such breach of your duty of care is solely due to negligence;

2.3.

an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4.

a fine or penalty imposed upon you for an offense; and

2.5.

a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.

The Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent.  Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.

The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary or a director or officer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director or officer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.

The indemnification will be limited to the expenses mentioned in Section 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from your actions in the following matters or in connection therewith, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1.

The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.

Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on the National Association of Securities Automated Quotation (NASDAQ) and on the Tel-Aviv stock exchange;

5.3.

Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director or officer of the corporation the subject of the transaction and the like;

5.4.

The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5.

Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6.

Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7.

Actions taken in connection with the sale, purchase and/or holding of negotiable securities and any other assets on behalf of or in the name of the Company;

5.8.

A change of structure of the Company or the reorganization of the Company or any decision pertaining to there issues, including, but not limited to, split, merger, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or Distribution (as defined in the Companies Law);

5.9.

An announcement, a statement, including position taken, or an opinion made in good faith by an officer, in the course of his duties and in conjunction with his duties, including during a meeting of the Board of Directors of the Company or any committee thereof;

5.10.

Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.11.

Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.12.

Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, including but not limited to implementation relating to the Sarbanes Oxley Act, whether such policies and procedures are published or not;

5.13.

Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

5.14.

Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including but not limited to antitrust authorizations and/or exemptions;

5.15.

Actions relating to the operations and management of the Company and/or any of its Subsidiaries and/or Affiliates;

5.16.

Actions relating to agreements and transactions of the Company and/or any of its Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc;

5.17.

Actions concerning the approval of transactions of the Company and/or is Subsidiaries and/or Affiliates with officers and/or directors and/or holders of controlling interests in the Company and/or is Subsidiaries and/or Affiliates and/or the approval of corporate actions, including the approval of acts of the Company’s its Subsidiaries and/or Affiliates management, their guidance and their supervision; and

5.18.

Occurrences in connection with the lenders or other creditors or for money borrowed by, or other indebtedness of, the Company, including monetary liabilities to third parties relating to the return of loans.

6.

The total amount of indemnification that the Company undertakes under Section 1 above, towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to twenty-five percent (25%) of the Company’s total shareholders equity at the time of any claim for indemnification hereunder.

7.

Notwithstanding anything contained herein to the contrary, the Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.

Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.

The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.

In all indemnifiable circumstances indemnification will be subject to the following:

10.1.

You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to its designee, without delay all documents you receive in connection with these proceedings.

10.2.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.3.

Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.  The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter and/or pursuant to law.

10.4.

You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.

If, in accordance with Section 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.6.

The Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7.

That, if required by law, the Company’s authorized governing organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.

If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter.

13.

If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.

This Letter cancels and supersedes any preceding letter of indemnification that may have been issued to you.

15.

This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolutions adopted by the Company’s Audit Committee on November 8, 2005, Board of Directors on November 9, 2005, and the shareholders of the Company on ______________, 2005.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

Magic Software Enterprises Ltd.

Agreed:

___________________

Name: _____________

Title: ______________

Date: ______________

Item 2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Assia and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 29, 2005 at 9:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 8 SET FORTH ON THE REVERSE.  VOTES CANNOT BE CAST FOR PROPOSALS 4 OR 5 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE SUBJECT MATTER OF THE PROPOSAL (SEE THE PROXY STATEMENT FOR FURTHER CLARIFICATION.)

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

December 29, 2005

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

----------------------------------------------------------------------------------------------------------------------

_____________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 8.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

______________________________________________________________________________

(1)

The election of five directors.

[  ]

FOR ALL NOMINEES

[  ]

WITHHOLD AUTHORITY FOR ALL NOMINEES

[  ]

FOR ALL EXCEPT

(See instructions below)

NOMINEES:

(  )

Dan Goldstein

(  )

David Assia

(  )

Gad Goldstein

(  )

Naamit Salomon

(  )

Yehezekel Zeira

INSTRUCTION:

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

(2)

To elect Elan Penn as an outside director for a term expiring at the Company’s 2008 Annual General Meeting of Shareholders.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(3)

To approve the adoption of an amendment to the Company’s articles of association with respect to provisions relating to exculpation, indemnification and insurance of its directors and officers.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to the subject matter of Proposals 4 and 5.

(4)

To approve the procurement of a directors and officers' liability insurance policy.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 Do you have a personal interest with respect to the subject matter of Proposal 4?

 YES ____ NO _____

(5)

To approve the Company’s entering into a revised indemnification agreement with each of its directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

Do you have a personal interest with respect to the subject matter of Proposal 5?

 YES ____ NO _____

(6)

To adopt an amendment to the Company’s 2000 Employee Stock Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(7)

To approve the grant of a bonus to Mr. David Assia, the Chairman of the Company’s Board of Directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(8)

To ratify the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2005.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: December 7, 2005